Equity LifeStyle Properties, Inc.
Two North Riverside Plaza
Chicago, Illinois 60606
(312) 279-1400
Fax (312) 279-1710
www.equitylifestyle.com

June 4, 2013

VIA EDGAR AND FEDEX

Mr. Kevin Woody

Brand Chief United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re: Equity LifeStyle Properties, Inc.

Form 10-K for the year ended December 31, 2012

Filed on February 28, 2013

File No. 001-11718

Dear Mr. Woody:

The following is the response of Equity LifeStyle Properties, Inc. (the “Company,” “we,” or “our”) to the comments made by the staff of the United States Securities and Exchange Commission (the “Staff”) in your letter to Mr. Paul Seavey dated May 30, 2013.

Form 10-K for the year ended December 31, 2012

Financial Statements

Report of Independent Registered Public Accounting Firm, pages F-2 & F-3

Comment 1:	In future filings please include the city and state where the audit report was issued in accordance with Article 2-02 of Regulation S-X.

Response: In future periodic Exchange Act reports that require an audit report, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, the Company will include the city and state where the audit report was issued.

Consolidated Statements of Income and Comprehensive Income, page F-5

Comment 2:	We note that you have included distributions declared per common share on the face of your Consolidated Statements of Income and Comprehensive Income versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in ASC Topic 260-10-45-5.

Response: As required by ASC Topic 260-10-45-5, the Company disclosed distributions declared per share in the notes to the consolidated financial statements in its Form 10-K for the year ended December 31, 2012 (refer to Note 4 – Common Stock and Other Equity Related Transactions on page F-21), and in addition presented such information on the face of its Consolidated Statements of Income and Comprehensive Income. In all future Form 10-K filings the Company will disclose distributions declared per common share outstanding only in the notes to the consolidated financial statements and it will not include this information on the face of its Consolidated Statements of Income and Comprehensive Income. As required by Article 10 of Regulation S-X, the Company will continue to present distributions declared per common share outstanding on the face of its Consolidated Statements of Operations in all future Form 10-Q filings.

Form 10-Q for the period ended March 31, 2013

Management’s Discussion and Analysis of Financial Condition…, page 22

Funds From Operations, page 31

Comment 3:

We note you have disclosed a performance measure referred to as “normalized funds from operations.” In future filings disclose why this measure is useful to investors and where appropriate, address the usefulness of each significant adjustment. Please provide us with your intended disclosure.

Response: In future periodic Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, the Company will disclose why normalized funds from operations is useful to investors and where appropriate, usefulness of significant adjustments. Our expected disclosure will be as follows:

We believe that FFO and Normalized FFO are helpful to investors as supplemental measures of the performance of an equity REIT. We believe that by excluding the effect of depreciation, amortization and actual or estimated gains or losses from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO can facilitate comparisons of operating performance between periods and among other equity REITs. We further believe that Normalized FFO provides useful information to investors, analysts and our management because it allows them to compare our operating performance to the operating performance of other real estate companies and between periods on a consistent basis without having to account for differences not related to our operations. For example, we believe that excluding property acquisition and other transaction costs related to mergers and acquisitions as well as the change in fair value of our contingent consideration asset from Normalized FFO allows investors, analysts and our management to assess the sustainability of operating performance in future periods because these costs only affect property operations in the period in which the property is acquired. In some cases, we provide information about identified non-cash components of FFO and Normalized FFO because it allows investors, analysts and our management to assess the impact of those items.

In connection with our response to comments received on May 30, 2013 from the Staff pertaining to our Form 10-K for the fiscal year ended December 31, 2012 and Form 10-Q for the period ended March 31, 2013, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Equity LifeStyle Properties, Inc.
Two North Riverside Plaza
Chicago, Illinois 60606
(312) 279-1400
Fax (312) 279-1710
www.equitylifestyle.com

2.	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please feel free to contact me at 312-279-1488.

EQUITY LIFESTYLE PROPERTIES, INC.

/s/ Paul Seavey
Executive Vice President & Chief Financial Officer

Cc:	Shannon Sobotka, U.S. Securities and Exchange Commission
Brian Ofenloch, Ernst & Young, LLP
Jonathan Dorr, Ernst & Young LLP
Larry Medvinsky, Clifford Chance US LLP
Alanna Franco, Clifford Chance US LLP